BACK TO SPACE, LLC.
SUBSCRIPTION AGREEMENT
MEMBERSHIP UNITS REG CF.

1. **Subscription:**

    (a)   The undersigned (individually and/or collectively, the "*Participant*") hereby applies to purchase Membership Units (the "*Membership Units*") of Back to Space, LLC., a Texas Limited Liability Company (the "*Company*"), in accordance with the terms and conditions of this Subscription Agreement (the "*Subscription Agreement*"). Membership Units are $25 each, with a minimum purchase of ten Units unless waived by Management. Membership Units are available to both accredited and non-accredited investors in accordance with Reg D and Reg CF, as described herein.

    (b)   Before this Subscription Agreement is considered, the Participant must complete, execute and deliver to the Company the following:

          (i)   This Subscription Agreement;

          (ii)   The Participant's investment amount of $ $[AMOUNT] in exchange for [SHARES]Preferred Membership Units purchased;

          (iii)   Execution of a signature page, attached hereto to the Company's LLC Company Agreement binding the Participant as a Member of the Company (the "*Company Agreement*"); and

    (c)   This Subscription Agreement is irrevocable by the Participant.

    (d)   This Subscription Agreement is not transferable or assignable by the Participant without approval of the Company.

    (e)   This Subscription Agreement may be rejected in whole or in part by the Company in its sole discretion prior to the Closing Date (as defined in Section 1(f) hereof), regardless of whether Participant's funds have theretofore been deposited by the Company). Participant's execution and delivery of this Subscription will not constitute an agreement between the undersigned and the Company until this Agreement has been accepted and executed by the Company. In the event this Subscription is rejected by the Company, all funds and documents tendered by the Participant shall be returned and the parties' obligations hereunder, shall terminate.

    (f)   This offering has a prescribed minimum amount of $250.00 and the Company may accept subscriptions in any amount and for any number of Preferred Membership Units as it determines, in its sole discretion, from individual investors and may accept subscriptions for the Preferred Membership Units in multiple closings of this offering prior to the Closing Date, such date to be determined by the Company.

    (g)   The Participant will be issued Preferred Membership units for their investment. The preference is a payback that happens in two tiers. The first tier is 100% repayment of the investment amount from 100% of the profits. The second tier is 100% repayment of investment from 80% of the profits. After the second 100% is paid, Preferred Units will convert to Common in a pro-rata 33.3% of the fully diluted company.

2. **Representations by Participant.** In consideration of the Company's acceptance of the Subscription Agreement, Participant makes the following representations and warranties to the Company and to its principals, jointly and severally, which warranties and representations shall survive any acceptance of the Subscription Agreement by the Company:

    (a)   Participant has received a copy of the Certificate of Incorporation, attached hereto as **Exhibit A**, together with the Company Agreement, and Participant has had the opportunity to ask questions and receive any additional information from persons acting on behalf of the Company to verify Participant's understanding of the terms thereof and of the Company's business and status thereof. Participant understands and acknowledges that the Company has not provided Participant with a business plan, or final financial projections of any kind other than preliminary financial projections that were provided without comprehensive disclosure of the assumptions and other information that formed the basis of such preliminary projections, and that the Participant has determined to enter into this Subscription Agreement notwithstanding the lack of this information or documentation. Participant acknowledges it has not relied on any information provided by any of the Company's officers, managers, members, or other persons affiliated with the Company in deciding to invest in the Preferred Membership Units, including without limitation, any information with respect to future acquisitions, mergers or operations of the Company or the economic returns which may accrue as a result of the purchase of the Preferred Membership Units.

    (b)   The Preferred Membership Units are being purchased for Participant's own account for long-term investment and not with a view to immediately re-sell the Preferred Membership Units. No other person or entity will have any direct or indirect beneficial interest in, or right to, the Preferred Membership Units. Participant understands that there are significant restrictions contained in the Company Agreement on the Participant's ability to sell, assign, or transfer the Preferred Membership Units without compliance with the terms and conditions of the Company Agreement.

    (c)   Participant acknowledges that other than any Title III, Regulation CF filings, the Preferred Membership Units have not been registered under the Securities Act of 1933, as amended (the "**Securities Act**"), or qualified under Texas Securities Law, or any other applicable blue-sky laws, in reliance, in part, on Participant's representations, warranties and agreements made herein.

(d)　　The Participant represents, warrants and agrees that the Company and the officers of the Company (the "*Company's Officers*") are under no obligation to register or qualify the Preferred Membership Units under the Securities Act or under any state securities law, or to assist the undersigned in complying with any exemption from registration and qualification.

(e)　　Participant represents that Participant is investing based on the exemption for certain Crowd Funding under Regulation Crowdfunding requirements of Title III.[3] of the Jumpstart Our Business Startups (JOBS) Act of 2012 added Securities Act Section 4(a)(6), or that Participant is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act,.

(f)　　Participant understands that the Preferred Membership Units are illiquid, and until registered with the Securities Exchange Commission, or an exemption from registration becomes available, cannot be readily sold as there will not be a public market for them, and that Participant may not be able to sell or dispose of the Preferred Membership Units, or to utilize the Preferred Membership Units as collateral for a loan. Participant must not purchase the Preferred Membership Units unless Participant has liquid assets sufficient to assure Participant that such purchase will cause it no undue financial difficulties, and that Participant can still provide for current and possible personal contingencies, and that the commitment herein for the Preferred Membership Units, combined with other investments of Participant, is reasonable in relation to its net worth.

(g)　　Participant understands that the right to transfer the Preferred Membership Units will be restricted unless the transfer is not in violation of the Securities Act, or any other applicable state securities laws (including investment suitability standards), that the Company will not consent to a transfer of the Preferred Membership Units unless the transferee represents that such transferee meets the financial suitability standards required of an initial participant, and that the Company has the right, in its absolute discretion, to refuse to consent to such transfer.

(h)　　Participant has been advised to consult with its own attorney or attorneys regarding all legal matters concerning an investment in the Company and the tax consequences of purchasing the Preferred Membership Units, and have done so, to the extent Participant considers necessary.

(i)　　Participant acknowledges that the tax consequences of investing in the Company will depend on particular circumstances, and neither the Company, the Company's officers, any other investors, nor the partners, shareholders, members, managers, agents, officers, directors, employees, affiliates or consultants of any of them, will be responsible or liable for the tax consequences to Participant of an investment in the Company. Participant will look solely to and rely upon its own advisers with respect to the tax consequences of this investment

(j)　　All information which Participant has provided to the Company concerning Participant, its financial position and its knowledge of financial and business matters, is truthful, accurate, correct, and complete as of the date set forth herein.

(l)　　Any certificate or instrument representing securities issuable pursuant to this Agreement will be endorsed with the following legend:

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT COVERING SUCH SECURITIES, THE TRANSFER IS MADE IN COMPLIANCE WITH RULE 144 PROMULGATED UNDER SUCH ACT OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES WHICH IS REASONABLY SATISFACTORY TO THE COMPANY, STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT.

3.　　Irrevocable Proxy; SPV Reorganization

(a)　If the Investor is not a Major Investor, defined as any investor who has funded $25,000 or more, the Investor hereby appoints, and shall appoint in the future upon request, the Designated Lead Investor as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor,

(i)　　give and receive notices and communications,

(ii)　　execute any instrument or document that the Designated Lead Investor determines is necessary or appropriate in the exercise of its authority under this instrument and

(iii)　　take all actions necessary or appropriate in the judgment of the Designated Lead Investor for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section 3(a) are coupled with an interest. Such proxy and power will be irrevocable through and including the date of the final closing of an Equity Financing , in which case the terms of Section 3(b) will thereafter govern. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding this instrument. The Designated Lead Investor is an intended third-party beneficiary of this Section 3(a) and Section 3(c) and has the right, power and authority to enforce the provisions hereof as though it was a party hereto.

(b)　If the Investor is not a Major Investor, on and after the date of the Equity Financing, the Investor hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "CEO"), as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor,

(i)   vote all Membership Units of the Capital Stock issued pursuant to the terms of this instrument as the holders of a majority of the Membership Units of Financing Preferred Stock vote,

(ii)   give and receive notices and communications,

(iii)   execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument and take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section 3(b) are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding Membership Units of the Capital Stock issued pursuant to the terms of this instrument. The CEO is an intended third-party beneficiary of this Section 3(b) and Section 3(c) and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(c)   If the Investor is not a Major Investor:

(i)   Other than with respect to the gross negligence or willful misconduct of the Designated Lead Investor or the CEO, in his or her capacity as the Investor's true and lawful proxy and attorney pursuant to Section 3(b) (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Investor pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Investor otherwise exist against the Proxy. The Investor shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Investor pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the CEO, the Company) shall reimburse the Investor the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Amount). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Investor or otherwise. The Investor acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(ii)   A decision, act, consent or instruction of the Proxy constitutes a decision of the Investor and is final, binding and conclusive upon the Investor. The Company, Unitholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Investor. The Company, Unitholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d)   The Investor hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Membership Units of the Capital Stock issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Safe.

4.   **Repurchase.** If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase this instrument from the Investor for the greater of

(a) the Purchase Amount and

(b) the fair market value of this instrument, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that, in the event an Equity Financing occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the Membership Units of Safe Preferred Stock the Investor would have received had the Repurchase not occurred (where such value is determined by multiplying the number of Membership Units of Safe Preferred Stock by the Conversion Price and is referred to as the "Aggregate Value"), the Company shall pay to the Investor an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event.

5.   **Representations and Warranties by the Company.** The Company represents and warrants that:

(a)   <u>Due Incorporation</u>. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of Texas and has the requisite corporate power to own its properties and to carry on its business as now being conducted. The Company is duly qualified as a foreign entity to do business and is in good standing in each jurisdiction where the nature of the business conducted, or property owned by it makes such qualification necessary, other than those jurisdictions in which the failure to so qualify would not have a material adverse effect on the business, operations or financial condition of the Company.

(b)   <u>Outstanding Units</u>. All issued and outstanding Preferred Membership Units of the Company have been duly authorized.

(c)   Authority; Enforceability. This Subscription Agreement, the Certificate of Incorporation, the Company Agreement delivered together with this Subscription Agreement or in connection herewith have been duly authorized, executed, and delivered by the Company and are valid and binding agreements, enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, and similar laws of general applicability relating to or affecting creditors' rights generally and to general principles of equity; and the Company has full corporate power and authority necessary to enter into this Subscription Agreement, and to perform its obligations hereunder and under all other agreements entered into by the Company relating hereto.

6.   **Agreement to Indemnify Company.** Participant hereby agrees to indemnify and hold harmless the Company, its principals, the Company's officers, directors attorneys, and agents, from any and all damages, costs and expenses (including actual attorneys' fees) which they may incur: (a) by reason of Participant's failure to fulfill any of the terms and conditions of this Subscription Agreement; (b) by reason of Participant's breach of any of representations, warranties or agreements contained herein or (c) with respect to any and all claims made by or involving any person, other than Participant personally, claiming any interest, right, title, power, or authority in respect to the Units. Participant further agrees and acknowledges that these indemnifications shall survive any sale or transfer, or attempted sale or transfer, of any portion of the Membership Units.

7.   **Subscription Binding on Heirs, etc.** This Subscription Agreement, upon acceptance by the Company, shall be binding upon the heirs, executors, administrators, successors and assigns of the Participant. If the undersigned is more than one person, the obligations of the undersigned shall be joint and several and the representations and warranties shall be deemed to be made by and be binding on each such person and his or her heirs, executors, administrators, successors, and assigns.

8.   **Execution Authorized.** If this Subscription Agreement is executed on behalf of a corporation, partnership, trust or other entity, the undersigned has been duly authorized and empowered to legally represent such entity and to execute this Subscription Agreement and all other instruments in connection with the Preferred Membership Units and the signature of the person is binding upon such entity.

9.   **Adoption of Terms and Provisions.** The Participant hereby adopts, accepts and agrees to be bound by all the terms and provisions hereof.

10.   **Governing Law.** This Subscription shall be construed in accordance with the laws of the State of Texas.

EXHIBIT A
Certificate of Formation

Corporations Section
P.O. Box 13697
Austin, Texas 78711-3697



Rolando B. Pablos
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Back To Space, LLC
File Number: 802894330

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic Limited Liability Company (LLC) has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 12/29/2017

Effective: 12/29/2017



Rolando B. Pablos
Secretary of State

Come visit us on the internet at http://www.sos.state.tx.us/

Phone: (512) 463-5555
Prepared by: Tamara Schoonmak
Fax: (512) 463-5709
TID: 10306
Dial: 7-1-1 for Relay Services
Document: 785117640002

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____ .

Number of Shares: [SHARES] _____

Aggregate Purchase Price: $[AMOUNT] _____

COMPANY:

Back to Space, LLC

Founder Signature

Name: [FOUNDER_NAME] _____

Title: [FOUNDER_TITLE] _____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

Investor Signature

By: _____

By: _____

Name: [INVESTOR NAME] _____

Title: [INVESTOR TITLE] _____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited